January 3, 2006

By Facsimile and U.S. Mail

Arnold J. Kiburz III
Ruder Ware, L.L.S.C.
500 Third Street, Suite 7000
P.O. Box 8050
Wausau, WI 54402

	Re:	Mid-Wisconsin Financial Services, Inc.
		Schedule TO-I
		Filed December 16, 2005

Dear Mr. Kiburz:

	We have the following comments on the above-referenced filing:

Offer to Purchase Common Stock

Certain Conditions of the Offer, page 14
1. Please remove the term "certain" from the title of this section and confirm that you have disclosed all conditions to the offer.
2. Several paragraphs condition the offer on whether the "contemplated benefits" the company may enjoy from the offer, the company`s "prospects," or the "contemplated future conduct" of the company are materially impaired. Please revise to specify or generally describe these benefits, prospects and future conduct so that security holders will have the ability to objectively determine whether these conditions have been triggered.
3. Refer to the condition at the bottom of page 14. We note that you may determine in your "sole judgment" whether this offer condition has occurred or is satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the last paragraph on page 14 to include an objective standard for the determination of whether the condition has been satisfied.
4.
Refer to the bullet point at the top of page 16, which relates to the company`s determination whether the triggering of a condition makes it "undesirable or inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
5. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first sentence of the concluding paragraph to delete the reference to "action or inaction by [you]."
6. We note that you have not conditioned the offer on whether it will have a going private effect. We note the disclosure on page 19 which indicates that you "believe that [y]our purchase of shares pursuant to the offer will not result in [y]our common stock becoming eligible for deregistration under the Exchange Act." Note that if your offer could have a going-private effect, you must comply with Rule 13e-3.
Tell us the number of shareholders of record of your securities and provide us your analysis in this regard.

Certain Federal Income Tax Consequences, page 19
7. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In doing so, please eliminate the term "certain" from the heading. Also revise the associated disclosure in the summary term sheet and elsewhere in the document.
8. Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences that may very on an individual basis, you may not tell them they "should" do so. We believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document. Revise the disclosure here and similar disclosure throughout the document. Also eliminate the similar disclaimer on page 3 where you tell security holders that they "should discuss whether to tender [their] shares with [their] broker or other financial or tax advisor."
9. Remove the IRS Circular 230 disclaimer or provide us your detailed analysis regarding why you believe it is applicable. As noted above, this statement may suggest that security holders may not rely on you description of material tax consequences included in the document.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Arnold J. Kiburz III
January 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE